SAMSUNG ELECTRONICS

**SAMSUNG ELECTRONICS CO., LTD.**
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



May 23, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Change in Share Ownership by Major Shareholders) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com



dlw 5/31

SAMSUNG ELECTRONICS

# Changes in Share Ownership by Major Shareholders

1. **Treasury Stock**

- From May 2 to 18, 2006, the number of treasury stock increased from 16,627,545 shares to 17,321,056 shares on a common share basis and from 2,224,193 shares to 2,334,193 shares on a preferred share basis due to share buyback and/or stock option exercise.

2. **Samsung Lee Kun Hee Scholarship Foundation**

- On May 18, 2006, the Samsung Lee Kun Hee Scholarship Foundation received donation of 200,890 shares of Samsung Electronics' common stock (79,720 shares from Chairman & CEO Kun-Hee Lee and 121,170 shares from Vice President Jae-Yong Lee), increasing its holdings in the company from 170,000 shares to 370,890 shares on a common share basis.